Filed by The NASDAQ OMX Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Statement from NASDAQ OMX

New York, NY – May 11, 2011. The NASDAQ OMX Group, Inc. (NDAQ) has issued the following statement with regard to the ongoing antitrust process surrounding its offer to acquire the NYSE Euronext, following its presentation at the UBS Global Financial Services Conference in New York yesterday:

NASDAQ OMX is working closely with the Department of Justice to provide all the necessary materials they require to conduct a thorough review of our proposed transaction and it has also made its Hart-Scott Rodino filings. NASDAQ OMX makes no comment on the specifics of these discussions or how they are progressing, has received no assurances from the Department of Justice as to the timing or outcome of the review. Comments made by NASDAQ OMX concerning the impact of potential remedies on NASDAQ OMX are based solely upon the views of NASDAQ OMX.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, transaction premiums, growth, integration success, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about proposed transaction structures and future corporate reorganization and restructuring, (iii) statements about the implementation dates and benefits of certain strategic initiatives, (iv) statements about future management skills and operational quality, (v) statements of belief or expectations regarding the certainty of the proposed transaction or other pending transactions, (vi) statements about chances of success in obtaining necessary regulatory approvals, (vii) statements regarding future strategic or business plans, (viii) statements about integrations of recent acquisitions, (ix) statements of belief or expectations relating to future branding or brand recognition, (x) statements about market share or market leadership, and (xi) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is for informational purposes only and does not constitute an offer to exchange, a solicitation of an offer to exchange, a proxy statement, or a registration statement with respect to the joint proposal by NASDAQ OMX and ICE to acquire all outstanding shares of common stock of NYSE Euronext. Such documents are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENTS, OFFER TO EXCHANGE/PROSPECTUSES AND OTHER EXCHANGE OFFER DOCUMENTS NASDAQ OMX, ICE AND THEIR AFFILIATES WILL FILE WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE, AND THE PROXY STATEMENT/PROSPECTUSES REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (http://www.sec.gov) or by directing a request, in the case of NASDAQ OMX’s filings, to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations or, in the case of ICE’s filings, to ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in

NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, if and when it becomes available, and the other relevant documents filed with the SEC.